PANNONPLAST INDUSTRIES PLC.
Chairperson - CEO
H-1225 Budapest, Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
Phone: (36-1) 207-1936, (36-1) 207-1928
Telefax: (36-1) 207-1525
drfeher@pplast.datanet.hu
www.pannonplast.hu

Securities and Exchange Commissio[redacted]
Office of International Corporate Fina
450 Fifth Street, N.W.
Washington, D.C. 20549
Stop 3-9

Budapest, 11th March, 2002

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Extra Announcement

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,

Dr. Erzsébet Fehér

Enclosure

Announcement of
Pannonplast Industries Plc.

On 1st March, 2002 Pannonplast Plc. published its announcement regarding the convocation of its AGM to be held on 29th April, 2002. Upon shareholder's demand an additional item will be put on the agenda of the AGM:

9. Amendment of Sections 19, 20 and 33 of the Articles of Association.

The shareholder presenting the request communicated that by the date and at the place indicated in the announcement it ensures the availability of the complete written amendment proposals in connection with the proposed agenda in order to make possible for the Shareholders to exercise their right for inspection.

Budapest, 11th March, 2002

The BOD of Pannonplast Plc.